VIA EDGAR

February 20, 2015

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Stephen Krikorian

Re:	Accenture plc
Form 10-K for the Fiscal Year Ended August 31, 2014
Filed October 24, 2014
File No. 001-34448

Dear Mr. Krikorian:

On behalf of Accenture plc (the “Company”), we are providing the following response to the comment set forth in the comment letter from the Staff of the Securities and Exchange Commission (the “Staff”) to Pierre Nanterme, dated February 10, 2015. To assist your review, we have divided the Staff’s comment into four individual questions, and have retyped each of the four questions, followed by our responses, below.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

1.
You disclose that you enter into contracts that may consist of multiple elements where the selling price of each element is determined by obtaining third party evidence (“TPE”) of fair value of each element and is based on the price charged when the element is sold separately on a regular basis and not as part of a contract with multiple elements. We note that in your prior filings you disclosed that the selling price was determined using vendor specific objective evidence (“VSOE”) of fair value. Please explain why your selling price determination has changed for all periods presented.

Our process for determining the selling price for contracts with multiple elements has not changed for the periods presented in our 2014 Form 10-K filing - we have consistently applied a practice of looking to standalone sales in determining pricing. However, we regularly review our disclosures as part of our quarterly and annual filing processes, and after our most recent review of the definition of third party evidence (“TPE”) in Accounting Standards Codification (“ASC”) 605-25-30-6b, we determined that our ordinary process for determining the selling price for contracts with multiple elements was more closely aligned with the definition of TPE than the definition of vendor specific objective evidence found in ASC 605-25-30-6a. We concluded that the ASC 605-25-30-6b definition of TPE, which provides “the price of the vendor’s…largely interchangeable products or services in standalone sales to similarly situated customers…” aligns with the process we use to determine selling prices for contracts with multiple elements and therefore amended our disclosure accordingly.

2.	Please clarify if there was a financial statement impact from changing from determining fair value using VSOE to using TPE.

Our process for determining the selling price for contracts with multiple elements was consistent throughout all the reporting periods presented in our 2014 Form 10-K filing. There is no financial statement impact resulting from this clarification given our underlying process of determination has not changed.

3.	Further, tell us why you consider the price charged when the element is sold separately to be third party evidence.

We concluded that the ASC 605-25-30-6b definition of TPE, which provides “the price of the vendor’s…largely interchangeable products or services in standalone sales to similarly situated customers…” aligns with the process we use to determine selling prices for contracts with multiple elements and therefore amended our disclosure accordingly.

4.	Consider clarifying your disclosure in future filings. Refer to ASC 605-25-30-2, 30-6A, and 30-6B.

In light of the Staff’s comment, we believe that we could simplify our disclosure while providing an accurate description of our determination of selling price, by revising the sentence in question in the following manner going forward: “The selling price of each element ~~is determined by obtaining third party evidence of fair value of each element and~~ is based on the price charged when the element is sold separately by the Company on a regular basis and not as a part of a contract with multiple elements.”

As requested by the Staff, the Company acknowledges that, with respect to filings made by the Company:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

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Please do not hesitate to call Richard Clark at 617-488-4856 or the undersigned at 678-657-6191 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Very truly yours,

ACCENTURE PLC, represented by its duly authorized signatory

/s/ David Rowland
By: David Rowland

cc:	Pierre Nanterme, Accenture
Julie Sweet, Accenture
Richard Clark, Accenture
A.J. Kess, Simpson Thacher & Bartlett LLP
John Naughton, KPMG LLP

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